J61

Ma 16002073 N

MAR 31 2016
Washington
409

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
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SEC FILE NUMBER
8- 49018

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mercury Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1299 Fourth Street, Suite 200
(No. and Street)

San Rafael (City) CA (State) 94901 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Maia McGehee 415-454-4184
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tuttle, Nathan Talmadge
(Name – *if individual, state last, first, middle name*)

1800 Rivercrest, Ste. 720 (Address) Sugar Land, (City) TX (State) 77478 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

aub

aub

OATH OR AFFIRMATION

I, Maia McGehee, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mercury Securities LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KAREN MELCHERS
Commission # 1999724
Notary Public - California
Marin County
My Comm. Expires Dec 25, 2016

Notary Public

Signature

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Mercury Securities. LLC
Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended December 31, 2015

Contents

Nathan T. Tuttle, CPA

1800 Rivercrest, Suite 720
Sugar Land, Texas 77478

Phone: (713) 256-1084
Fax: (832) 426-5786

INDEPENDENT AUDITOR'S REPORT

To the Directors of
Mercury Securities LLC
1299 Fourth Street, Suite 200
San Rafael CA 94901

Report on the Financial Statements

I have audited the accompanying financial statements of Mercury Securities LLC (the "Company") which comprise the statement of financial condition as of December 31, 2015, and the related statements of operations and other comprehensive income, changes in stockholders' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934, and the related notes to the financial statements and supplemental information.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on the audit. I conducted the audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for the audit opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mercury Securities LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

The audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in the supplemental schedules required by Rule 17a-5 under the Securities Exchange Act of 1934, including the Computation of Net Capital under Rule 15c-3, Computation for Determination of Reserve Requirements and information relating to Possession or Control Requirements Under 15c3-3, is presented for the purpose of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements.

The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures to test the completeness and accuracy of the supplemental information presented. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, in form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934 and in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). In my opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Houston, TX
February 24, 2016

Nathan T Tuttle, CPA

Mercury Securities, LLC

Financial Statements

Statement of Financial Condition

As of and for the Year-Ended December 31, 2015

	2015
Assets	
Current Assets	
Cash in Bank	$ 9,708
Accounts Receivable	77,275
Total Current Assets	86,983
Liabilities and Equity	
Liabilities	
Accounts payable	68,791
Total Liabilities	68,791
Total Members Equity	$ 18,192
Total Liabilities & Equity	$ 86,983

The accompanying notes are an integral part of these financial statements.

Mercury Securities, LLC
Financial Statements
Statement of Operations
As of and for the Year-Ended December 31, 2015

Revenues		
Fee Income		$ 188,329
	Insurance Fees/Trails	2,822
	Fee reimbursement	5,341
	Total Revenue	196,490
Expenses		
	Officers Salaries	4,000
	Commissions	161,417
	Fees & Licenses	8,573
	Professional Fees	9,745
	Rent	2,900
	General and Administration	7,084
	Total Expenses	193,719
Net Income		$ 2,771

The accompanying notes are an integral part of these financial statements.

Mercury Securities, LLC
Financial Statements
Statement of Cash Flows
As of and for the Year-Ended December 31, 2015

Operating Activities

Net income	$ 2,771
Accounts Receivable	(77,275)
Accounts Payable	68,791
Prior period adjustment to retained earnings	
Net cash provided by operating activities	(5,713)
Financing Activities	
Net cash provided by financing activities	
Net cash at beginning of period	15,421
Cash at end of period	9,708

The accompanying notes are an integral part of these financial statements

Mercury Securities, LLC
Financial Statements
Statement of Changes in Ownership Equity
As of and for the Year-Ended December 31, 2015

Balance at December 31, 2014	$ 15,421
Net income	2,771
Balance at December 31, 2015	$ 9,708

The accompanying notes are an integral part of these financial statement

Mercury Securities, LLC
Notes to Financial Statements
As of and for the Year-Ended December 31, 2015

NOTE A - SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by Mercury Securities, LLC (the Company) and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

Mercury Securities, LLC (the "Company") was formed as a limited liability company in the State of California on March 14, 2005. The Company is registered as a broker-dealer with the Securities and Exchanges Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company earns commissions from the sales of mutual fund shares, variable annuities and introduction fees. The Company operates under the exempted provisions of the Securities and Exchange Commission's Rule 15c3-3(k)(1).

Description of Business

The Company is engaged in business as a securities broker-dealer for private placements of securities, acting as a placement agent and as an intermediary between buyers and sellers of private equity funds in the secondary market.

Basis of Accounting

The financial statements of the Corporation have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable - Recognition of Bad Debt

The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible they will be charged to operations when that determination is made.

Revenue Recognition

Commission revenues are recorded by the Company when service is rendered or remuneration earned.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. All of the Company's cash and cash equivalents are held at high credit quality financial institutions.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at an amount that approximates fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of comprehensive income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended December 31, 2014, the Company did not have any components of comprehensive income to report.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations
The company has revenue concentrations; the firm specializes in the of mutual funds and/or variable annuities, private placements of securities, acting as a placement agent and as an intermediary between buyers and sellers of private equity funds in the secondary market.

NOTE B - COMMITMENTS AND CONTINGENCIES

Mercury Securities, LLC does not have and never had any commitments, guarantees, or contingencies (arbitrations, lawsuits, claims, etc.) that may result in a loss or future obligation or that may be asserted against the firm at a future date.

NOTE C - SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the date of these financial statements for items requiring recording or disclosure in these financial statements. The evaluation was performed through February 24, 2015, which is the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Mercury Securities LLC
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2015

Computation of Net Capital

Stockholder's Equity	$18,192
Non-allowable assets	77,275
Allowable add back	(65,581)
Net allowable capital	$6,498

Computation of Net Capital Requirement

Minimum Dollar Net capital required as percentage of aggregate indebtedness	$4,588
Minimum dollar net capital requirement	$5,000
Net capital requirement	$5,000
Excess net capital	$1,498

Computation of Aggregate Indebtedness

Total aggregate indebtedness	$68,791
Percentage of aggregate indebtedness to net capital	1,058.65%

Computation of Reconciliation of Net Capital

Net capital computed on FOCUS IIA as of December 31, 2015	$6,498
Adjustments	-
Increase (Decrease) in equity	-
(Increase) Decrease in non-allowable assets	
(Increase) Decrease in Securities Haircuts	0
Net Capital per audit	$6,498
Reconciled difference	-

Mercury Securities, LLC
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934

As of and for the Year-Ended December 31, 2015

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15:1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2015 the Company had net capital of $ 6,498 which was $ 1,498 in excess of its required net capital of $5,00. The Company's ratio of aggregate indebtedness to net capital was 1,058.65 %. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method. There were no material differences reported as Net Capital in the audited computation of Net Capital and the broker-dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule 15c3-3(k)((1); Limited business (mutual funds and/or variable annuities only).

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements contained within the audit report of the Computation of Minimum Net Capital Requirement as reported in the Supplemental Schedules contained within the audit report or the filed Financial and Operational Combined Uniform Single Report filed pursuant to SEA Rule 15c3-1. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and, therefore, does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Statement Related to SIPC Reconciliation

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report that includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion from membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenue they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue

Mercury Securities, LLC
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2015

Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

Mercury Securities, LLC

MEMBER FINRA
1299 FOURTH STREET, SUITE 200
SAN RAFAEL, CALIFORNIA
94901+3119
415+454+4184
FAX: 415+454+4195

March 29, 2016

Nathan Tuttle, CPA
1800 Rivercrest Dr., Ste. 720
Sugar Land, TX 77478

Re: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

To the best knowledge and belief, Mercury Securities, LLC

1. Claims exemption **15c3-3(k)(2)(i)** from 15c3-3;
2. We have met the identified exemption from January 1, 2015 through December 31, 2015, without exception, unless, noted in number 3, below;
3. We have no exceptions to report this fiscal year.

Regards,

Maia McGehee
Managing Member
Mercury Securities, LLC

3/29/16
Date

Nathan T. Tuttle, CPA

1800 Rivercrest, Suite 720
Sugar Land, Texas 77478

Phone: (713) 256-1084
Fax: (832) 426-5786

EXEMPTION REVIEW REPORT

15c3-3 (k)(1)

Maia McGehee
Mercury Securities LLC
1299 Fourth Street, Suite
200
San Rafael CA 94901

Dear Maia McGehee:

We have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which Mercury Securities LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Mercury Securities LLC claimed an exemption from 17 C.F.R. § 240.15c3-3. Mercury Securities LLC stated that it has met the identified exemption provisions of 15c3-3 (k)1 throughout the most recent fiscal year without exception. Mercury Securities LLC's management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Mercury Securities LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

Houston, Texas
February 24, 2016

Mercury Securities. LLC
Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended December 31, 2015

Contents

Independent Auditors Report

(SKIP PAGE)

Auditor's Report (Page 2)

Mercury Securities, LLC
Financial Statements
Statement of Financial Condition
As of and for the Year-Ended December 31, 2015

Assets	
	Current Assets
Cash in Bank	$ 9,708
Accounts Receivable	77,275
Total Current Assets	86,983
Liabilities and Equity	
Liabilities	
Accounts payable	68,791
Total Members Equity	$ 18,192
Total Liabilities & Equity	$ 86,983

The accompanying notes are an integral part of these financial statements.

Mercury Securities, LLC
Financial Statements
Statement of Operations
As of and for the Year-Ended December 31, 2015

Revenues			
Fee Income			$ 188,329
	Insurance Fees/Trails		2,822
	Fee reimbursement		5,341
	Total Revenue		196,490
Expenses			
	Officers Salaries		4,000
	Commissions		161,417
	Fees & Licenses		8,573
	Professional Fees		9,745
	Rent		2,900
	General and Administration		7,084
Total Expenses			193,719
Net Income		$ 2,771	

The accompanying notes are an integral part of these financial statements.

Mercury Securities, LLC
Financial Statements
Statement of Cash Flows
As of and for the Year-Ended December 31, 2015

Operating Activities

Net income	$ 2,771
Accounts Receivable	(77,275)
Accounts Payable	68,791
Prior period adjustment to retained earnings	
Net cash provided by operating activities	(5,713)
Financing Activities	
Net cash provided by financing activities	
Net cash at beginning of period	15,421
Cash at end of period	9,708

The accompanying notes are an integral part of these financial statements

Mercury Securities, LLC
Financial Statements
Statement of Changes in Ownership Equity
As of and for the Year-Ended December 31, 2015

Balance at December 31, 2014	$ 15,421
Net income	2,771
Balance at December 31, 2015	$ 9,708

The accompanying notes are an integral part of these financial statement

NOTE A - SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by Mercury Securities, LLC (the Company) and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

Mercury Securities, LLC (the "Company") was formed as a limited liability company in the State of California on March 14, 2005. The Company is registered as a broker-dealer with the Securities and Exchanges Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company earns commissions from the sales of mutual fund shares, variable annuities and introduction fees. The Company operates under the exempted provisions of the Securities and Exchange Commission's Rule 15c3-3(k)(1).

Description of Business

The Company is engaged in business as a securities broker-dealer for private placements of securities, acting as a placement agent and as an intermediary between buyers and sellers of private equity funds in the secondary market.

Basis of Accounting

The financial statements of the Corporation have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable - Recognition of Bad Debt

The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible they will be charged to operations when that determination is made.

Revenue Recognition

Commission revenues are recorded by the Company when service is rendered or remuneration

earned.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. All of the Company's cash and cash equivalents are held at high credit quality financial institutions.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at an amount that approximates fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of comprehensive income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended December 31, 2014, the Company did not have any components of comprehensive income to report.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations

The company has revenue concentrations; the firm specializes in the of mutual funds and/or variable annuities, private placements of securities, acting as a placement agent and as an intermediary between buyers and sellers of private equity funds in the secondary market.

NOTE B - COMMITMENTS AND CONTINGENCIES

Mercury Securities, LLC does not have and never had any commitments, guarantees, or contingencies (arbitrations, lawsuits, claims, etc.) that may result in a loss or future obligation or that may be asserted against the firm at a future date.

NOTE C - SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the date of these financial statements for items requiring recording or disclosure in these financial statements. The evaluation was performed through February 24, 2015, which is the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Mercury Securities LLC
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2015

Computation of Net Capital

Stockholder's Equity	$18,192
Non-allowable assets	77,275
Allowable add back	(65,581)
Net allowable capital	$6,498

Computation of Net Capital Requirement

Minimum Dollar Net capital required as percentage of aggregate indebtedness	$4,588
Minimum dollar net capital requirement	$5,000
Net capital requirement	$5,000
Excess net capital	$1,498

Computation of Aggregate Indebtedness

Total aggregate indebtedness	$68,791
Percentage of aggregate indebtedness to net capital	1,058.65%

Computation of Reconciliation of Net Capital

Net capital computed on FOCUS IIA as of December 31, 2015	$6,498
Adjustments	-
Increase (Decrease) in equity	-
(Increase) Decrease in non-allowable assets	
(Increase) Decrease in Securities Haircuts	0
Net Capital per audit	$6,498
Reconciled difference	-

Mercury Securities, LLC
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934

As of and for the Year-Ended December 31, 2015

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15:1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2015 the Company had net capital of $ 6,498 which was $ 1,498 in excess of its required net capital of $5,00. The Company's ratio of aggregate indebtedness to net capital was 1,058.65 %. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method. There were no material differences reported as Net Capital in the audited computation of Net Capital and the broker-dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule

15c3-3(k)((1); Limited business (mutual funds and/or variable annuities only)

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements contained within the audit report of the Computation of Minimum Net Capital Requirement as reported in the Supplemental Schedules contained within the audit report or the filed Financial and Operational Combined Uniform Single Report filed pursuant to SEA Rule 15c3-1. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and, therefore, does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Statement Related to SIPC Reconciliation

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report that includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion from membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenue they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue

Mercury Securities, LLC
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2015

Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

Mercury Securities, LLC

MEMBER FINRA
1299 FOURTH STREET, SUITE 200
SAN RAFAEL, CALIFORNIA
94901-3119
415-454-4184
FAX: 415-454-4195

March 29, 2016

Nathan Tuttle, CPA
1800 Rivercrest Dr., Ste. 720
Sugar Land, TX 77478

Re: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

To the best knowledge and belief, Mercury Securities, LLC

1. Claims exemption **15c3-3(k)(2)(i)** from 15c3-3;
2. We have met the identified exemption from January 1, 2015 through December 31, 2015, without exception, unless, noted in number 3, below;
3. We have no exceptions to report this fiscal year.

Regards,

Maia McGehee
Managing Member
Mercury Securities, LLC

3/29/16
Date

Mercury Securities, LLC
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2015

Auditors Review of Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)